SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CAMAC ENERGY INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

131745101
(CUSIP Number)

CAMAC Energy Holdings Ltd.

c/o Jean-Michel Malek

c/o CAMAC International Corporation

1330 Post Oak Blvd., Suite 2200

Houston, Texas  77056

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jeffery K. Malonson

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

(713)758-2222

April 7, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No. 131745101

1	NAME OF REPORTING PERSON CAMAC Energy Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
☐ 5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON OO, HC

CUSIP No. 131745101

1	NAME OF REPORTING PERSON CAMAC Energy EP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON OO, HC

*

Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of its ownership of 100% of the ordinary shares of CAMAC Energy Holdings Ltd. (“CEHL”).  The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

CUSIP No. 131745101

1	NAME OF REPORTING PERSON CAMAC International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON OO, HC

*

Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of its ownership of 100% of the ordinary shares of CAMAC Energy EP Limited (“CEEP”), the sole shareholder of CEHL.  The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

CUSIP No. 131745101

1	NAME OF REPORTING PERSON Kase Lawal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON IN, HC

*

Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Lawal Family’s (as defined herein) ownership of 93.3% of the ordinary shares of CAMAC INTERNATIONAL LTD. (“CIL”), the sole shareholder of CEEP, the sole shareholder of CEHL.  The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

CUSIP No. 131745101

1	NAME OF REPORTING PERSON Limota Lawal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON IN, HC

*

Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Lawal Family’s (as defined herein) ownership of 93.3% of the ordinary shares of CIL, the sole shareholder of CEEP, the sole shareholder of CEHL.  The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

CUSIP No. 131745101

1	NAME OF REPORTING PERSON Iyabo Adegbemile
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON IN, HC

*

Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Lawal Family’s (as defined herein) ownership of 93.3% of the ordinary shares of CIL, the sole shareholder of CEEP, the sole shareholder of CEHL.  The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

CUSIP No. 131745101

1	NAME OF REPORTING PERSON Kamoru Lawal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON IN, HC

*

Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Lawal Family’s (as defined herein) ownership of 93.3% of the ordinary shares of CIL, the sole shareholder of CEEP, the sole shareholder of CEHL.  The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

CUSIP No. 131745101

1	NAME OF REPORTING PERSON Sifawu Lawal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON IN, HC

*

Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Lawal Family’s (as defined herein) ownership of 93.3% of the ordinary shares of CIL, the sole shareholder of CEEP, the sole shareholder of CEHL.  The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

CUSIP No. 131745101

1	NAME OF REPORTING PERSON Mukaila Lawal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,467,120* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,467,120* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,467,120*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.74%
14		TYPE OF REPORTING PERSON IN, HC

*

Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Lawal Family’s (as defined herein) ownership of 93.3% of the ordinary shares of CIL, the sole shareholder of CEEP, the sole shareholder of CEHL.  The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Item 1.  Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of CAMAC Energy Inc. (formerly Pacific Asia Petroleum, Inc.), a Delaware corporation (the “Issuer”), which has its principal executive offices at 250 East Hartsdale Ave., Hartsdale, New York 10530.

Item 2.  Identity and Background

(a), (b) and (c)

Name of Persons Filing this Schedule 13D (the “Reporting Persons”):

This Schedule 13D is being filed by (a) (i) CAMAC Energy Holdings Ltd (“CEHL”), by virtue of its beneficial ownership of the Common Stock, (ii) CAMAC Energy EP Limited (“CEEP”), which may be deemed to have indirect beneficial ownership of such Common Stock by virtue of its ownership of all of the outstanding shares of CEHL (iii) CAMAC International Ltd. (“CIL”), which may be deemed to have indirect beneficial ownership of such Common Stock by virtue of its ownership of all of the outstanding shares of CEEP, and (b) Dr. Kase Lawal, Limota Lawal, Iyabo Adegbemile, Kamoru Lawal, Sifawu Lawal, and Mukaila Lawal (collectively, the “Lawal Family”), who may each be deemed to have indirect beneficial ownership of the Common Stock by virtue of the Lawal Family’s ownership of 93.3% of the outstanding shares of CIL.

Limota Lawal is the mother of Dr. Kase Lawal, Kamoru Lawal and Iyabo Adegbemile.  Sifawu Lawal is the mother of Mukaila Lawal, who is the half-brother of Dr. Kase Lawal, Kamoru Lawal and Iyabo Adegbemile.  The name, citizenship, business address and principal occupation of each member of the Lawal family are set forth in Annex A attached hereto.

The name, place of organization, principal business, address of the principal place of business and certain information concerning the officers and directors of each of CEHL, CEEP and CIL are set forth as follows:

CAMAC Energy Holdings Ltd

CEHL is a Cayman Islands limited liability company. The principal business of  CEHL is to act as a holding company. The principal business address of CEHL, which also serves as its principal office, is P.O. Box 32338 SMB, Genesis Bldg. 3rd Floor, George Town, Grand Cayman. Cayman Islands, BWI.  CEHL is controlled and managed by a board of directors.  The directors and executive officers of CEHL are as follows:

Name	Position with CEHL	Principal Occupation or Employment
Dr. Kase Lawal	Director	Chairman and Chief Executive Officer of CAMAC International Corporation, Chairman of Allied Energy Corporation
Kamoru Lawal	Director	President and Chief Financial Officer of CAMAC International Corporation
Dr. Tunde Fahm	Director and Secretary	Company Director

CAMAC Energy EP Limited

CEEP is a Cayman Islands limited liability company. The principal business of CEEP is to act as a holding company. The principal business address of CEEP, which also serves as its principal office, is P.O. Box 32338 SMB, Genesis Bldg. 3rd Floor, George Town, Grand Cayman. Cayman Islands, BWI.  CEEP is controlled and managed by a board of directors.  The directors and executive officers of CEEP are as follows:

Name	Position with CEEP	Principal Occupation or Employment
Dr. Kase Lawal	Director	Chairman and Chief Executive Officer of CAMAC International Corporation, Chairman of Allied Energy Corporation
Kamoru Lawal	Director	President and Chief Financial Officer of CAMAC International Corporation
Dr. Tunde Fahm	Director and Secretary	Company Director

CAMAC INTERNATIONAL LTD.

CIL is a Cayman Islands limited liability company. CIL is a privately-held, global energy corporation with interests in the exploration and production of crude oil and natural gas in West Africa and South America, engineering and consulting services, and crude oil and refined products trading for markets in Africa, Europe, North America and South America. The principal business address of CIL, which also serves as its principal office, is P.O. Box 32338 SMB, Genesis Bldg. 3rd Floor, George Town, Grand Cayman. Cayman Islands, BWI.  CIL is controlled and managed by a board of directors.  The directors and executive officers of CIL are as follows:

Name	Position with CIL	Principal Occupation or Employment
Dr. Kase Lawal	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of CAMAC International Corporation, Chairman of Allied Energy Corporation
Kamoru Lawal	Director and Secretary	President and Chief Financial Officer of CAMAC International Corporation
Dr. Tunde Fahm	Director	Company Director

(d)

None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

Each natural person identified in this Item 2 has dual citizenship in both the United States and the Federal Republic of Nigeria, with the following exceptions: Dr. Tunde Fahm is a citizen of the United States and Iyabo Adegbemile, Limota Lawal and Sifawu Lawal are citizens of the Federal Republic of Nigeria.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

Item 4.  Purpose of Transaction

On April 7, 2010, the Issuer acquired all of the interests held by CEHL and certain of its wholly-owned subsidiaries (collectively with CEHL, “CAMAC”) in a Production Sharing Contract (the “PSC”) with respect to an oilfield asset known as the Oyo Field (the “Contract Rights”) pursuant to the Purchase and Sale Agreement, dated November 18, 2009, as amended March 4, 2010 (the “Purchase Agreement”), between the Issuer and CAMAC.  As consideration for the Contract Rights, CAMAC received $32 million in cash consideration (the “Cash Consideration”) and 89,467,120 shares of Common Stock, representing approximately 62.74% of the Issuer’s issued and outstanding Common Stock at closing (the “Consideration Shares”), which are presently directly owned by CEHL.

In addition, if certain issued and outstanding warrants and options exercisable by certain third party shareholders for an aggregate of 7,991,948 shares of Common Stock are exercised following the closing, then the Issuer is obligated to issue up to an additional 13,457,188 Consideration Shares to CAMAC to maintain its 62.74% interest in the Issuer. As additional Cash Consideration, the Issuer agreed to pay CAMAC $6.84 million on the earlier of sufficient receipt of oil proceeds from the Oyo Field or six months from the closing date.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is included as Exhibit 4.1 to this Schedule 13D and is hereby incorporated by reference into this Item 4, and Amendment No. 1 to the Purchase Agreement, a copy of which is included as Exhibit 4.2 to this Schedule 13D and is hereby incorporated by reference into this Item 4.

Other Information

In connection with the Issuer’s acquisition of the Contract Rights on April 7, 2010, a change of control of the Issuer occurred upon the issuance to CAMAC of Consideration Shares representing approximately 62.74% of the Issuer’s issued and outstanding Common Stock. As a result of its controlling interest in the Issuer, CAMAC will have the ability to approve any matter submitted to the Issuer’s stockholders where a simple majority vote is required to obtain stockholder approval, whether such action is sought through a special or annual meeting or through written consent. Additionally, CAMAC currently owns and controls enough shares to elect the Issuer’s directors at annual meetings.  CAMAC is part of a multi-tier corporate organization ultimately controlled by the Lawal Family.

Pursuant to the provisions of the Purchase Agreement, on April 7, 2010, the Issuer’s Board of Directors was expanded from five members to seven members, two existing members of the Issuer’s Board of Directors resigned and CAMAC designated and the Issuer’s Board of Directors appointed Dr. Kase Lawal, Mr. John Hofmeister, Dr. Lee Patrick Brown and Ms. Hazel O’Leary to serve on the Issuer’s Board of Directors until the Issuer’s next annual meeting of stockholders.  Pursuant to provisions of the Purchase Agreement, CAMAC has agreed, for a one-year period following the closing date, to vote its Consideration Shares in favor of electing or removing the remaining three directors nominated by the PAPI Representatives (defined in the Purchase Agreement as Frank Ingriselli, President and Chief Executive Officer of the Issuer and Stephen F. Groth, Vice President and Chief Financial Officer of the Issuer ), provided that any persons nominated by the PAPI Representatives must be reasonably acceptable to a majority of the Board of Directors of the Issuer or a majority of the members of the nominating and corporate governance committee.

 As directors constituting a majority of the Issuer’s Board of Directors, Dr. Lawal, Mr. Hofmeister, Dr. Brown and Ms. O’Leary will be involved in the development, analysis and/or review from time to time of transactions involving the Issuer and may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4 to Schedule 13D.  Dr. Brown is also a director of CAMAC International Corporation, a Texas corporation controlled by the Lawal Family.  As disclosed in Item 5, immediately below, Dr. Lawal may also be deemed to be a beneficial owner of the Issuer as a result of his indirect interest in the Common Stock through the Lawal Family’s ownership of CIL and his role as a director of CEHL, CEEP and CIL and related ability to exercise voting and dispositive power with respect to the Common Stock beneficially owned by the Reporting Person.

 The Reporting Persons have had discussions with representatives of the Issuer, including the Issuer’s Board of Directors and members of management, and with representatives of third parties, regarding various matters related to the Issuer’s business and operations.  The Reporting Persons intend to engage in further communications with one or more stockholders, officers, or directors of the Issuer, and/or these or other third parties, regarding the Issuer’s operations and strategic direction. These communications may involve the Reporting Persons continuing to assist with potential future corporate transactions relating to the Issuer’s business, operations, management and long-term strategy including, without limitation, acquisitions, mergers, divestitures or a sale or reorganization involving the Issuer, which may also include, without limitation, identifying such corporate transactions and potential targets and partners, making introductions to such potential targets and partners, and entering into discussions and negotiations with parties to such transactions. Such communications may include ideas that, if effected, could result in, among other things, the Reporting Persons determining to increase or decrease their respective ownership, if any, of the Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, in each case, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the availability and nature of opportunities to dispose of the Reporting Persons’ interest in the Issuer to realize profits or to minimize losses, and other factors.

Except as otherwise set forth in this Item 4 and in Item 6, none of the Reporting Persons nor, to their knowledge, any of their respective executive officers or directors, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

As of April 7, 2010, the Reporting Persons beneficially own an aggregate of 89,467,120 shares of Common Stock.  The percentages set forth in this Item 5 are calculated based upon the number of shares of Common Stock outstanding as of April 7, 2010 based on an officers’ certificate delivered by the Issuer to the Reporting Person on April 7, 2010.

The Common Stock of the Reporting Persons are directly held by CEHL.  CEEP owns all of the outstanding shares of CEHL and, as a result, may be deemed to indirectly beneficially own the shares of Common Stock that are beneficially owned by CEHL. CIL owns all of the outstanding shares of CEEP and, as a result, may be deemed to indirectly beneficially own the shares of Common Stock that are beneficially owned by CEHL.  The Lawal Family owns 93.3% of the outstanding shares of CIL and, as a result, may be deemed to indirectly beneficially own the shares of Common Stock that are beneficially owned by CEHL.   Accordingly, the Reporting Persons beneficially own in the aggregate 89,467,120 shares of the Common Stock, representing approximately 62.74% of the outstanding shares of Common Stock.

(b)

Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 89,467,120 shares of the Common Stock held by CEHL that each of the other Reporting Persons may be deemed to beneficially own.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any persons identified in Item 2, during the past 60 days.

(d)

Except as described in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 and the agreements set forth on Exhibits 4.1, 4.2, 4.3 and 10.1 attached hereto are incorporated herein by reference.

Voting Agreement Related to Board Representation of Issuer

As a result of the acquisition of the Consideration Shares, CEHL owns and controls enough shares to elect the Issuer’s directors at annual meetings.  In connection with the closing on April 7, 2010, the Issuer’s Board of Directors was expanded from five members to seven members, with the Purchase Agreement providing CAMAC the right to initially designate four of the seven members. Pursuant to provisions of the Purchase Agreement, CAMAC has agreed, for a one-year period following the closing date, to vote its Consideration Shares in favor of electing or removing the remaining three directors nominated by the PAPI Representatives (defined as Frank Ingriselli, President and Chief Executive Officer of the Issuer and Stephen F. Groth, Vice President and Chief Financial Officer of the Issuer), provided that any persons nominated by the PAPI Representatives must be reasonably acceptable to a majority of the Board of Directors of the Issuer or a majority of the members of the nominating and corporate governance committee.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is included as Exhibit 4.1 to this Schedule 13D and is hereby incorporated by reference into this Item 6, and Amendment No. 1 to the Purchase Agreement, a copy of which is included as Exhibit 4.2 to this Schedule 13D and is hereby incorporated by reference into this Item 6.

The Registration Rights Agreement

On April 7, 2010, the Issuer and CEHL entered into a Registration Rights Agreement, pursuant to which the Issuer shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 covering the resale of the Consideration Shares, in addition to providing unlimited “piggyback” registration rights to CEHL with respect to the Consideration Shares, in each case, subject to certain limitations and conditions. If any Consideration Shares are not covered by a registration statement within 18 months following the closing date, then the Issuer shall pay liquidated damages to CEHL in accordance with the terms of the Registration Rights Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as Exhibit 4.3 to this Schedule 13D and is hereby incorporated by reference into this Item 6.

The Oyo Field Supplemental Agreement

On April 7, 2010, CEHL, Allied Energy PLC, a wholly-owned subsidiary of CEHL (“Allied”), and CAMAC Petroleum Limited, a wholly-owned subsidiary of Issuer (“CPL”) entered into the Oyo Field Agreement (the “Supplemental Agreement”) to provide certain management rights to Allied as it relates to the Contract Rights. In addition, the parties agreed that if any non-Oyo Field operating costs incurred prior to the date of the Supplemental Agreement exceed $80,000,000, then Allied shall indemnify CPL for any decrease in CPL’s allocation of “profit oil” and “cost oil” from the Oyo Field from what would have otherwise been allocated to CPL in the absence of such prior non-Oyo Field operating costs in excess of

$80,000,000. The Supplemental Agreement also provides that CAMAC will indemnify CPL for any negative effect on CPL’s share of “profit oil” in certain circumstances. The Supplemental Agreement expires when the Oyo Field has been abandoned and all applicable filing and reporting requirements relating to CPL’s interest in the Oyo Field have been satisfied or are no longer applicable.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Supplemental Agreement, a copy of which is included as Exhibit 4.4 to this Schedule 13D and is hereby incorporated by reference into this Item 6.

 Other than the Purchase Agreement described in Item 4, including the voting agreement provisions in the Purchase Agreement described in this Item 6, the Registration Rights Agreement and the Supplemental Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the knowledge of the Reporting Persons, any other person identified in Item 2, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 2.1:

Joint Filing Agreement

Exhibit 4.1:

The Purchase Agreement (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on February 26, 2010)

Exhibit 4.2:

Amendment No. 1 to Purchase Agreement, dated March 4, 2010 (incorporated by reference to Annex B to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on February 26, 2010)

Exhibit 4.3:

Registration Rights Agreement, by and between the Issuer and CEHL, dated April 7, 2010 (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed April 12, 2010)

Exhibit 10.1:

Oyo Field Agreement, by and between CEHL, Allied and CPL, dated April 7, 2010 (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed April 12, 2010)

Exhibit 24.1    Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2010

CAMAC ENERGY HOLDINGS LTD.

By:  /s/ Kase Lawal_________________

Name: Kase Lawal

Title:

Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2010

CAMAC ENERGY EP LIMITED

By:  /s/ Kase Lawal_________________

Name: Kase Lawal

Title:

Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2010

CAMAC INTERNATIONAL LTD.

By:  /s/ Kase Lawal_________________

Name: Kase Lawal

Title:

Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2010

By:  /s/ Kamoru Lawal________________

Kamoru Lawal, Attorney-in-Fact for Kase Lawal

April 19, 2010

By:  /s/ Kamoru Lawal________________

Kamoru Lawal

April 19, 2010

By:  /s/ Kamoru Lawal________________

Kamoru Lawal, Attorney-in-Fact for Iyabo Adegmile

April 19, 2010

By:  /s/ Kamoru Lawal_________________

Kamoru Lawal, Attorney-in-Fact for Limota Lawal

April 19, 2010

By:  /s/ Kamoru Lawal_________________

Kamoru Lawal, Attorney-in-Fact for Sifawu Lawal

April 19, 2010

By:  /s/ Kamoru Lawal_________________

Kamoru Lawal, Attorney-in-Fact for Mukaila Lawal

 EXHIBIT INDEX

Exhibit 2.1:

Joint Filing Agreement

Exhibit 4.1:

The Purchase Agreement (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on February 26, 2010)

Exhibit 4.2:

Amendment No. 1 to Purchase Agreement, dated March 4, 2010 (incorporated by reference to Annex B to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on February 26, 2010)

Exhibit 4.3:

Registration Rights Agreement, by and between the Issuer and CEHL, dated April 7, 2010 (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed April 12, 2010)

Exhibit 10.1:

Oyo Field Agreement, by and between CEHL, Allied and CPL, dated April 7, 2010 (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed April 12, 2010)

Exhibit 24.1    Power of Attorney

ANNEX A

Members of the Lawal Family

The names, present principal occupation or employment and business address of each of the members of the Lawal Family are set forth below.

Name	Present Principal Occupation	Employment Business Address
Dr. Kase Lawal	Chairman and Chief Executive Officer of CAMAC International Corporation, Chairman of Allied Energy Corporation	1330 Post Oak Blvd., Suite 2200, Houston, Texas 77056
Kamoru Lawal	President and Chief Financial Officer, CAMAC International Corporation	1330 Post Oak Blvd., Suite 2200, Houston, Texas 77056
Iyabo Adegbemile	Retail – textile	30A Ondo Street, Bodija, Ibadan, Nigeria
Limota Lawal	Retired	30A Ondo Street, Bodija, Ibadan, Nigeria
Sifawu Lawal	Retired	16 Oluyoro Street, Old Bodija, Ibadan, Nigeria
Mukaila Lawal	Vice Chairman and Director of Allied Energy Plc	1649 Olosa Street, Victoria Island, Lagos, Nigeria

Exhibit 2.1

Joint Filing Agreement

CAMAC Energy Inc.

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and that this Joint Filing Agreement be included as an Exhibit to such filing.  The undersigned further agree that any and all amendments to such Statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained in such Statement on Schedule 13D or in any such joint amendment thereto, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 19th day of April, 2010.

CAMAC ENERGY HOLDINGS LTD.

By:  /s/ Kase Lawal_________________

Name: Kase Lawal

Title:

Director

CAMAC ENERGY EP LIMITED

By:  /s/ Kase Lawal_________________

Name: Kase Lawal

Title:

Director

CAMAC INTERNATIONAL LTD.

By:  /s/ Kase Lawal_________________

Name: Kase Lawal

Title:

Director

By:  /s/ Kase Lawal________________

Kase Lawal

By:  /s/ Kamoru Lawal_______________

Kamoru Lawal

By:  /s/ Iyabo Adegmile________________

Iyabo Adegmile

By:  /s/ Limota Lawal_________________

Limota Lawal

By:  /s/ Sifawu Lawal_________________

Sifawu Lawal

By:  /s/ Mukaila Lawal_________________

Mukaila Lawal

[Signature Page to Joint Filing Agreement]

Exhibit 24.1

LIMITED POWER OF ATTORNEY FOR
REPORTING OBLIGATIONS UNDER SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Each individual whose signature appears below constitutes and appoints Kamoru Lawal such person’s true and lawful attorney-in-fact and agent for such person and in such person’s name, place, and stead, in any and all capacities, to sign any and all original filings of and amendments to Schedule 13-D relating to the Common Stock of CAMAC Energy Inc., a Delaware corporation (the “Issuer”), and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission on behalf of such individual, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall remain in full force and effect until each individual whose signature appears below is no longer required to file a Schedule 13D or amendments thereto with the Securities and Exchange Commission with respect to the Common Stock of the Issuer.

Signature	Date

/s/ Kase Lawal	April 19, 2010
Dr. Kase Lawal

/s/ Iyabo Adegbemile	April 19, 2010
Iyabo Adegbemile

/s/ Limota Lawal	April 19, 2010
Limota Lawal

/s/ Sifawu Lawal	April 19, 2010
Sifawu Lawal

/s/ Mukaila Lawal	April 19, 2010
Mukaila Lawal